UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: February 28, 2012
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Street Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operations and Financial Condition**

On February 28, 2012, Integrys Energy Group, Inc. will issue a news release reporting its financial results for the quarter and year ended December 31, 2011. A copy of the news release is filed with this Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Integrys Energy Group will hold an earnings conference call on February 29, 2012, to discuss the 2011 financial performance of Integrys Energy Group and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

Item 9.01   **Financial Statements and Exhibits.**

       (a)   Not applicable.

       (b)   Not applicable.

       (c)   Not applicable.

       (d)   Exhibits. The following exhibit is being filed herewith:

              99.1   News Release dated February 28, 2012, reporting Integrys Energy Group, Inc. financial results for the quarter and year ended December 31, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: _____
    Joseph P. O'Leary
    Senior Vice President and Chief Financial Officer

Date: February 28, 2012

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated February 28, 2012

Exhibit
Number

99.1   News Release dated February 28, 2012, reporting Integrys Energy Group, Inc. financial
             results for the quarter and year ended December 31, 2011



Integrys Energy Group, Inc.

Fourth Quarter 2011 Earnings

Released February 28, 2012

Contents



integrys

Integrys Energy Group, Inc.

NEWS RELEASE

For Immediate Release
February 28, 2012

Contact: Steven P. Eschbach, CFA
Vice President – Investor Relations
Integrys Energy Group, Inc.
(312) 228-5408

Integrys Energy Group, Inc. Reports Improved Fourth Quarter 2011 Adjusted Earnings

Introduces 2012 Guidance Range for Diluted Earnings Per Share of $3.35 to $3.55

Chicago – February 28, 2012 – Integrys Energy Group, Inc. (NYSE: TEG) recognized earnings on a Generally Accepted Accounting Principles (GAAP) basis and an adjusted basis as follows:

	Quarter Ended December 31		Year Ended December 31	
	2011	2010	2011	2010
GAAP earnings (millions)	$38.7	$71.7	$227.4	$220.9
GAAP diluted earnings per share	$0.49	$0.91	$2.87	$2.83
Adjusted earnings (millions) *	$79.8	$64.2	$267.3	$243.8
Diluted earnings per share – adjusted *	$1.01	$0.82	$3.38	$3.13

Adjusted earnings exclude the effects of certain items that are not comparable from one period to the next.

Fourth Quarter Results

Favorable results at the electric utility segment and Integrys Energy Services drove the increase in adjusted earnings.

Electric utility segment margins increased due to the electric rate increases effective in January 2011 and fuel window impacts at Wisconsin Public Service. New fuel window rules were effective in 2011. These rules drove changes in the timing of recognition of differences between actual and projected fuel costs, which caused a positive quarter-over-quarter impact.

Integrys Energy Services continued to see positive results following the implementation of the strategy change. Operating expenses were lower quarter-over-quarter. In addition, realized retail electric margins increased due to a revised pricing strategy.

---

* This news release includes non-GAAP financial measures. Schedules that provide details on these measures and reconcile these measures to the most comparable GAAP figures are included with this news release.

The natural gas utility segment saw a decrease in adjusted earnings caused by lower sales volumes due to warmer weather, partially offset by decoupling impacts in those jurisdictions that have decoupling.

"I am pleased with our improved adjusted earnings," said Charles A. Schrock, Chairman, President and Chief Executive Officer of Integrys Energy Group. "Our fourth quarter 2011 diluted EPS – adjusted results were up 23 percent and our full year 2011 results were up about 8 percent when compared with the same periods in 2010. This demonstrates that the execution of our business strategy is yielding anticipated financial results."

EARNINGS FORECAST

Integrys Energy Group's guidance range for 2012 diluted earnings per share on a GAAP basis is between $3.35 and $3.55. This guidance assumes operational improvements, the availability of generation units, and normal weather conditions for 2012. At this time, Integrys Energy Group is not estimating the impact of derivative and inventory accounting activities at Integrys Energy Services and is not projecting any other special items for 2012. Diluted earnings per share – adjusted results will be provided as usual each quarter in 2012.

SUPPLEMENTAL DATA PACKAGE

A supplemental data package has been posted on Integrys Energy Group's website. It includes this news release, as well as financial statements, non-GAAP financial information, guidance information for diluted earnings per share, and quarterly financial information by reportable segment.

CONFERENCE CALL

An earnings conference call is scheduled for 8 a.m. Central time on Wednesday, February 29, 2012.   The call can be accessed 15 minutes prior to the scheduled start time by dialing 888-788-9425. Callers will be required to supply EARNINGS as the passcode and MR. STEVEN ESCHBACH as the leader. A replay of the conference call will be available through May 1, 2012, by dialing 866-479-8681.

Investors may also listen to the live conference or a replay on Integrys Energy Group's website at http://www.integrysgroup.com/investor/presentations.aspx.

PowerPoint slides will be posted on the website and will be referred to within the prepared remarks during the call. The slides will be available at 6 a.m. Central time on February 29.

FORWARD-LOOKING STATEMENTS

Financial results in this news release are unaudited. In this news release, Integrys Energy Group makes statements concerning expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. These statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future results and conditions, but rather are subject to numerous management assumptions, risks, and uncertainties. Therefore, actual results may differ materially from those expressed or implied by these statements. Although Integrys Energy Group believes that these forward-looking statements and the underlying assumptions are reasonable, it cannot provide assurance that such statements will prove correct.

Forward-looking statements involve a number of risks and uncertainties. Some risks that could cause actual results to differ materially from those expressed or implied in forward-looking statements include those described in Item 1A of Integrys Energy Group's Annual Report on Form 10-K for the year ended December 31, 2011 and those identified below.

● The timing and resolution of rate cases and related negotiations, including recovery of deferred and current costs and the ability to earn a reasonable return on investment, and other regulatory decisions impacting the regulated businesses;
● Federal and state legislative and regulatory changes relating to the environment, including climate change and other environmental regulations impacting coal-fired generation facilities and renewable energy standards;
● Other federal and state legislative and regulatory changes, including deregulation and restructuring of the electric and natural gas utility industries, financial reform, health care reform, energy efficiency mandates, reliability standards, pipeline integrity and safety standards, and changes in tax and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject;
● Costs and effects of litigation and administrative proceedings, settlements, investigations, and claims, including manufactured gas plant site cleanup, third-party intervention in permitting and licensing projects, compliance with Clean Air Act requirements at generation plants, and prudence and reconciliation of costs recovered in revenues through automatic gas cost recovery mechanisms;
● Changes in credit ratings and interest rates caused by volatility in the financial markets and actions of rating agencies and their impact on liquidity and financing efforts;
● The risks associated with changing commodity prices, particularly natural gas and electricity, and the available sources of fuel, natural gas, and purchased power, including their impact on margins, working capital, and liquidity requirements;
● The timing and outcome of any audits, disputes, and other proceedings related to taxes;
● The effects, extent, and timing of additional competition or regulation in the markets in which Integrys Energy Group's subsidiaries operate;

- The ability to retain market-based rate authority;
- The risk associated with the value of goodwill or other intangible assets and their possible impairment;
- The investment performance of employee benefit plan assets and related actuarial assumptions, which impact future funding requirements;
- The impact of unplanned facility outages;
- Changes in technology, particularly with respect to new, developing, or alternative sources of generation;
- The effects of political developments, as well as changes in economic conditions and the related impact on customer use, customer growth, and the ability to adequately forecast energy use for all of Integrys Energy Group's customers;
- Potential business strategies, including mergers, acquisitions, and construction or disposition of assets or businesses, which cannot be assured to be completed timely or within budgets;
- The risk of terrorism or cyber security attacks, including the associated costs to protect assets and respond to such events;
- The risk of failure to maintain the security of personally identifiable information, including the associated costs to notify affected persons and to mitigate their information security concerns;
- The effectiveness of risk management strategies, the use of financial and derivative instruments, and the related recovery of these costs from customers in rates;
- The risk of financial loss, including increases in bad debt expense, associated with the inability of Integrys Energy Group's and its subsidiaries' counterparties, affiliates, and customers to meet their obligations;
- Unusual weather and other natural phenomena, including related economic, operational, and/or other ancillary effects of any such events;
- The ability to use tax credit and loss carryforwards;
- The financial performance of American Transmission Company and its corresponding contribution to Integrys Energy Group's earnings;
- The effect of accounting pronouncements issued periodically by standard-setting bodies; and
- Other factors discussed in reports Integrys Energy Group files with the United States Securities and Exchange Commission.

Except to the extent required by the federal securities laws, Integrys Energy Group undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

About Integrys Energy Group, Inc.

Integrys Energy Group is a diversified energy holding company with regulated electric and natural gas utility operations (serving customers in Illinois, Michigan, Minnesota, and Wisconsin), nonregulated energy operations, and an approximate 34% equity ownership interest in American Transmission Company (a federally regulated electric transmission company operating in Wisconsin, Michigan, Minnesota, and Illinois).

More information is available at www.integrysgroup.com.

-- Unaudited Financial Statements to Follow --

INTEGRYS ENERGY GROUP, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended December 31		Twelve Months Ended December 31	
Unaudited				
(Millions, except per share data)	**2011**	2010	**2011**	2010
Utility revenues	**$858.8**	$902.5	**$3,294.5**	$3,368.5
Nonregulated revenues	**273.3**	384.6	**1,414.2**	1,834.7
Total revenues	**1,132.1**	1,287.1	**4,708.7**	5,203.2
Utility cost of fuel, natural gas, and purchased power	**423.7**	461.0	**1,635.3**	1,685.5
Nonregulated cost of sales	**292.4**	326.7	**1,281.6**	1,619.8
Operating and maintenance expense	**262.5**	281.0	**1,028.2**	1,045.6
Impairment losses on property, plant, and equipment	**4.6**	-	**4.6**	43.2
Restructuring expense	**-**	(1.0)	**2.0**	7.9
Net (gain) loss on Integrys Energy Services' dispositions related to strategy change	**(0.1)**	(0.5)	**(0.3)**	14.1
Depreciation and amortization expense	**63.2**	64.9	**250.1**	265.8
Taxes other than income taxes	**24.0**	21.7	**98.4**	93.2
Operating income	**61.8**	133.3	**408.8**	428.1
Miscellaneous income	**21.1**	20.4	**84.8**	91.5
Interest expense	**(30.4)**	(36.7)	**(128.8)**	(147.9)
Other expense	**(9.3)**	(16.3)	**(44.0)**	(56.4)
Income before taxes	**52.5**	117.0	**364.8**	371.7
Provision for income taxes	**13.4**	44.6	**133.9**	148.2
Net income from continuing operations	**39.1**	72.4	**230.9**	223.5
Discontinued operations, net of tax	**0.4**	0.1	**(0.4)**	0.2
Net income	**39.5**	72.5	**230.5**	223.7
Preferred stock dividends of subsidiary	**(0.8)**	(0.8)	**(3.1)**	(3.1)
Noncontrolling interest in subsidiaries	**-**	-	**-**	0.3
Net income attributed to common shareholders	**$38.7**	$71.7	**$227.4**	$220.9
Average shares of common stock				
Basic	**78.7**	78.0	**78.6**	77.5
Diluted	**79.3**	78.5	**79.1**	78.0
Earnings per common share (basic)				
Net income from continuing operations	**$0.48**	$0.92	**$2.90**	$2.85
Discontinued operations, net of tax	**0.01**	-	**(0.01)**	-
Earnings per common share (basic)	**$0.49**	$0.92	**$2.89**	$2.85
Earnings per common share (diluted)				
Net income from continuing operations	**$0.48**	$0.91	**$2.88**	$2.83
Discontinued operations, net of tax	**0.01**	-	**(0.01)**	-
Earnings per common share (diluted)	**$0.49**	$0.91	**$2.87**	$2.83
Dividends per common share declared	**$0.68**	$0.68	**$2.72**	$2.72

INTEGRYS ENERGY GROUP, INC.

CONSOLIDATED BALANCE SHEETS

At December 31		
(Millions)	**2011**	2010
Assets		
Cash and cash equivalents	**$28.1**	$179.0
Collateral on deposit	**50.9**	33.3
Accounts receivable and accrued unbilled revenues, net of reserves of $47.1 and $41.9, respectively	**737.7**	832.1
Inventories	**252.3**	247.9
Assets from risk management activities	**227.2**	236.9
Regulatory assets	**125.1**	117.9
Deferred income taxes	**94.2**	67.7
Prepaid taxes	**209.6**	269.9
Other current assets	**78.2**	65.7
Current assets	**1,803.3**	2,050.4
Property, plant, and equipment, net of accumulated depreciation of $3,018.7 and $2,900.2, respectively	**5,199.1**	5,013.4
Regulatory assets	**1,658.5**	1,495.1
Assets from risk management activities	**64.4**	89.4
Goodwill	**658.4**	642.5
Other long-term assets	**599.5**	526.0
Total assets	**$9,983.2**	$9,816.8
Liabilities and Equity		
Short-term debt	**$303.3**	$10.0
Current portion of long-term debt	**250.0**	476.9
Accounts payable	**426.6**	453.0
Liabilities from risk management activities	**311.6**	289.6
Accrued taxes	**70.5**	90.2
Regulatory liabilities	**67.5**	75.7
Other current liabilities	**217.2**	262.4
Current liabilities	**1,646.7**	1,657.8
Long-term debt	**1,872.0**	2,161.6
Deferred income taxes	**1,070.7**	860.5
Deferred investment tax credits	**44.0**	45.2
Regulatory liabilities	**332.5**	316.2
Environmental remediation liabilities	**615.1**	643.9
Pension and other postretirement benefit obligations	**749.3**	603.4
Liabilities from risk management activities	**102.0**	99.7
Asset retirement obligations	**397.2**	320.9
Other long-term liabilities	**141.1**	150.6
Long-term liabilities	**5,323.9**	5,202.0
Commitments and contingencies		
Common stock - $1 par value; 200,000,000 shares authorized; 78,287,906 shares issued;		
77,904,935 shares outstanding	**78.3**	77.8
Additional paid-in capital	**2,579.1**	2,540.4
Retained earnings	**363.6**	350.8
Accumulated other comprehensive loss	**(42.5)**	(44.7)
Shares in deferred compensation trust	**(17.1)**	(18.5)
Total common shareholders' equity	**2,961.4**	2,905.8
Preferred stock of subsidiary - $100 par value; 1,000,000 shares authorized;		
511,882 shares issued; 510,495 shares outstanding	**51.1**	51.1
Noncontrolling interest in subsidiaries	**0.1**	0.1
Total liabilities and equity	**$9,983.2**	$9,816.8

INTEGRYS ENERGY GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31

(Millions)	2011	2010
Operating Activities		
Net income	**$230.5**	$223.7
Adjustments to reconcile net income to net cash provided by operating activities		
Discontinued operations, net of tax	**0.4**	(0.2)
Impairment losses on property, plant, and equipment	**4.6**	43.2
Depreciation and amortization expense	**250.1**	265.8
Recoveries and refunds of regulatory assets and liabilities	**56.1**	28.7
Net unrealized (gains) losses on nonregulated energy contracts	**48.5**	(55.8)
Nonregulated lower of cost or market inventory adjustments	**11.6**	0.9
Bad debt expense	**35.0**	48.0
Pension and other postretirement expense	**60.0**	67.6
Pension and other postretirement contributions	**(131.5)**	(201.8)
Deferred income taxes and investment tax credits	**175.3**	234.1
(Gain) loss on sale of assets	**(2.2)**	11.4
Equity income, net of dividends	**(14.8)**	(14.5)
Other	**32.5**	33.3
Changes in working capital		
Collateral on deposit	**(17.3)**	163.6
Accounts receivable and accrued unbilled revenues	**94.1**	97.6
Inventories	**(28.0)**	51.1
Other current assets	**46.2**	(85.5)
Accounts payable	**(37.4)**	(25.8)
Other current liabilities	**(91.8)**	(160.2)
Net cash provided by operating activities	**721.9**	725.2
Investing Activities		
Capital expenditures	**(311.4)**	(258.8)
Proceeds from the sale or disposal of assets	**7.6**	66.0
Capital contributions to equity method investments	**(37.6)**	(6.9)
Acquisition of compressed natural gas fueling companies, net of cash acquired	**(42.6)**	-
Other	**(10.8)**	-
Net cash used for investing activities	**(394.8)**	(199.7)
Financing Activities		
Short-term debt, net	**303.3**	(212.1)
Redemption of notes payable	**(10.0)**	-
Proceeds from sale of borrowed natural gas	**-**	21.9
Purchase of natural gas to repay natural gas loans	**-**	(6.5)
Issuance of long-term debt	**50.0**	250.0
Repayment of long-term debt	**(565.8)**	(117.2)
Payment of dividends		
Preferred stock of subsidiary	**(3.1)**	(3.1)
Common stock	**(206.4)**	(186.1)
Issuance of common stock	**4.9**	33.2
Payments made on derivative contracts related to divestitures classified as financing activities	**(31.9)**	(157.8)
Other	**(19.4)**	(13.7)
Net cash used for financing activities	**(478.4)**	(391.4)
Change in cash and cash equivalents - continuing operations	**(151.3)**	134.1
Change in cash and cash equivalents - discontinued operations		
Net cash provided by investing activities	**0.4**	0.4
Net change in cash and cash equivalents	**(150.9)**	134.5
Cash and cash equivalents at beginning of year	**179.0**	44.5
Cash and cash equivalents at end of year	**$28.1**	$179.0

Integrys Energy Group, Inc.

Diluted Earnings Per Share Information – Non-GAAP Financial Information

We prepare financial statements in accordance with accounting principles generally accepted in the United States (GAAP). In addition, we disclose and discuss diluted earnings per share (EPS) – adjusted and adjusted earnings (loss), which are non-GAAP measures. Management uses these measures in its internal performance reporting and for reports to the Board of Directors. We disclose these measures in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that diluted EPS – adjusted and adjusted earnings (loss) are useful measures for providing investors with additional insight into our operating performance. These measures allow investors to better compare our financial results from period to period, as they eliminate the effects of certain items that are not comparable. This additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP.

Actual Quarter and Year-to-Date Results for Periods Ended December 31, 2011 and 2010

	Three Months Ended December 31		Year Ended December 31	
	2011	**2010**	**2011**	**2010**
Diluted EPS	$0.49	$0.91	$2.87	$2.83
Special Items (net of taxes):				
Net noncash losses (gains) related to derivative and inventory accounting activities at Integrys Energy Services	0.56	(0.09)	0.45	(0.39)
Tax expense resulting from Michigan law change	-	-	0.05	-
Impairment losses on property, plant, and equipment	0.04	-	0.04	0.33
Restructuring expense	-	(0.01)	0.01	0.06
Discontinued operations	(0.01)	-	0.01	-
Tax expense (benefit) resulting from health care reform legislation	(0.07)	(0.01)	(0.05)	0.14
Net (gain) loss on dispositions and foreign currency translation gain related to Integrys Energy Services' strategy change	-	-	-	0.08
Settlement of Integrys Energy Services' supply contracts	-	0.02	-	0.08
Diluted EPS – adjusted	$1.01	$0.82	$3.38	$3.13
Average Shares of Common Stock – Diluted *(in millions)*	79.3	78.5	79.1	78.0

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Net income (loss) attributed to common shareholders is adjusted by reportable segment for the financial impact of special items for the quarters ended December 31, 2011 and 2010.

December 31, 2011 (Millions)	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Net income (loss) attributed to common shareholders	$44.9	$17.7	$12.2	$13.5	$(47.3)	$(2.3)	$38.7
Special Items (net of taxes)							
Net noncash losses related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	44.6	-	44.6
Impairment losses on property, plant, and equipment	-	-	-	-	2.8	-	2.8
Discontinued operations	-	-	-	-	-	(0.4)	(0.4)
Reversal of tax expense resulting from health care reform legislation	(5.8)	-	-	-	-	-	(5.8)
Net gain on dispositions related to Integrys Energy Services' strategy change	-	-	-	-	(0.1)	-	(0.1)
Adjusted earnings (loss)	$39.1	$17.7	$12.2	$13.5	$ -	$(2.7)	$79.8

December 31, 2010 (Millions)	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Net income (loss) attributed to common shareholders	$40.4	$12.0	$11.6	$6.9	$6.4	$(5.6)	$71.7
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	(7.1)	-	(7.1)
Restructuring expense	(0.1)	-	-	-	(0.5)	-	(0.6)
Discontinued operations	-	-	-	-	(0.1)	-	(0.1)
Reversal of tax expense resulting from health care reform legislation	-	(1.0)	-	-	-	-	(1.0)
Net gain on dispositions related to Integrys Energy Services' strategy change	-	-	-	-	(0.3)	-	(0.3)
Settlement of Integrys Energy Services' supply contracts	-	-	-	-	1.6	-	1.6
Adjusted earnings (loss)	$40.3	$11.0	$11.6	$6.9	$ -	$(5.6)	$64.2

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Diluted earnings per share is adjusted by reportable segment for the financial impact of special items on diluted earnings per share for the quarters ended December 31, 2011 and 2010.

December 31, 2011	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services Core	Integrys Energy Services Other	Holding Company and Other	Integrys Energy Group Consolidated
Diluted EPS	$0.57	$0.23	$0.15	$0.17	$(0.60)	$(0.03)	$0.49
Special Item (net of taxes)							
Net noncash losses related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	0.56	-	0.56
Impairment losses on property, plant, and equipment	-	-	-	-	0.04	-	0.04
Discontinued operations	-	-	-	-	-	(0.01)	(0.01)
Reversal of tax expense resulting from health care reform legislation	(0.07)	-	-	-	-	-	(0.07)
Net gain on dispositions related to Integrys Energy Services' strategy change	-	-	-	-	-	-	-
Diluted EPS – adjusted	**$0.50**	**$0.23**	**$0.15**	**$0.17**	**$ -**	**$(0.04)**	**$1.01**

December 31, 2010	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services Core	Integrys Energy Services Other	Holding Company and Other	Integrys Energy Group Consolidated
Diluted EPS	$0.51	$0.15	$0.15	$0.09	$0.08	$(0.07)	$0.91
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	(0.09)	-	(0.09)
Restructuring expense	-	-	-	-	(0.01)	-	(0.01)
Discontinued operations	-	-	-	-	-	-	-
Reversal of tax expense resulting from health care reform legislation	-	(0.01)	-	-	-	-	(0.01)
Net gain on dispositions related to Integrys Energy Services' strategy change	-	-	-	-	-	-	-
Settlement of Integrys Energy Services' supply contracts	-	-	-	-	0.02	-	0.02
Diluted EPS – adjusted	**$0.51**	**$0.14**	**$0.15**	**$0.09**	**$ -**	**$(0.07)**	**$0.82**

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Net income (loss) attributed to common shareholders is adjusted by reportable segment for the financial impact of special items for the year ended December 31, 2011 and 2010.

December 31, 2011 (Millions)	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Net income (loss) attributed to common shareholders	$103.3	$100.5	$47.8	$34.0	$(40.1)	$(18.1)	$227.4
Special Items (net of taxes)							
Net noncash losses related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	35.5	-	35.5
Tax expense (benefit) resulting from Michigan law change	(0.8)	-	0.2	-	1.0	4.0	4.4
Impairment losses on property, plant, and equipment	-	-	-	-	2.8	-	2.8
Restructuring expense	-	0.1	-	-	1.1	-	1.2
Discontinued operations	-	-	-	-	(0.1)	0.5	0.4
Tax expense (benefit) resulting from health care reform legislation	(5.4)	1.3	-	-	-	(0.1)	(4.2)
Net gain on dispositions related to Integrys Energy Services' strategy change	-	-	-	-	(0.2)	-	(0.2)
Adjusted earnings (loss)	$97.1	$101.9	$48.0	$34.0	$ -	$(13.7)	$267.3

December 31, 2010 (Millions)	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Net income (loss) attributed to common shareholders	$84.0	$109.8	$46.2	$15.7	$(12.4)	$(22.4)	$220.9
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	(30.6)	-	(30.6)
Impairment losses on property, plant, and equipment	-	-	-	-	25.9	-	25.9
Restructuring expense	(0.1)	(0.2)	-	-	5.0	-	4.7
Discontinued operations	-	-	-	-	(0.2)	-	(0.2)
Tax expense resulting from health care reform legislation	6.5	3.5	-	-	-	0.8	10.8
Net loss on dispositions and foreign currency translation gain related to Integrys Energy Services' strategy change	-	-	-	-	5.9	-	5.9
Settlement of Integrys Energy Services' supply contracts	-	-	-	-	6.4	-	6.4
Adjusted earnings (loss)	$90.4	$113.1	$46.2	$15.7	$ -	$(21.6)	$243.8

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Diluted earnings per share is adjusted by reportable segment for the financial impact of special items on diluted earnings per share for the year ended December 31, 2011 and 2010.

December 31, 2011	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Diluted EPS	$1.31	$1.27	$0.60	$0.43	$(0.51)	$(0.23)	$2.87
Special Items (net of taxes)							
Net noncash losses related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	0.45	-	0.45
Tax expense (benefit) resulting from Michigan law change	(0.01)	-	-	-	0.01	0.05	0.05
Impairment losses on property, plant, and equipment	-	-	-	-	0.04	-	0.04
Restructuring expense	-	-	-	-	0.01	-	0.01
Discontinued operations	-	-	-	-	-	0.01	0.01
Tax expense (benefit) resulting from health care reform legislation	(0.07)	0.02	-	-	-	-	(0.05)
Net gain on dispositions related to Integrys Energy Services' strategy change	-	-	-	-	-	-	-
Diluted EPS – adjusted	**$1.23**	**$1.29**	**$0.60**	**$0.43**	**$ -**	**$(0.17)**	**$3.38**

December 31, 2010	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Diluted EPS	$1.08	$1.41	$0.59	$0.20	$(0.16)	$(0.29)	$2.83
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	(0.39)	-	(0.39)
Impairment losses on property, plant, and equipment	-	-	-	-	0.33	-	0.33
Restructuring expense	-	-	-	-	0.06	-	0.06
Discontinued operations	-	-	-	-	-	-	-
Tax expense resulting from health care reform legislation	0.08	0.05	-	-	-	0.01	0.14
Net loss on dispositions and foreign currency translation gain related to Integrys Energy Services' strategy change	-	-	-	-	0.08	-	0.08
Settlement of Integrys Energy Services' supply contracts	-	-	-	-	0.08	-	0.08
Diluted EPS – adjusted	**$1.16**	**$1.46**	**$0.59**	**$0.20**	**$ -**	**$(0.28)**	**$3.13**

Non-GAAP Adjusted Earnings Variance Drivers - By Segment
Quarter Ended December 31, 2011
(Millions)

ADJUSTED EARNINGS FOR QUARTER ENDED DECEMBER 31, 2010	**$**	**64.2**

Variance Driver by Segment	Variance	
Natural Gas Utility		
Decrease in sales volumes driven by warmer weather, net of decoupling	$ (3.5)	
Net decrease in margins due to rate orders	(1.3)	
Miscellaneous tax rate differences	(0.9)	
Decrease in operating expenses, driven by decreases in customer accounts expense and employee benefit costs	4.4	
Other	0.1	
		(1.2)
Electric Utility		
Increase in margins from rate increases	$ 3.1	
Decrease in employee benefit costs	2.0	
Impact of fuel window differences	1.6	
		6.7
Electric Transmission Investment		
Increase in earnings from investment		0.6
Integrys Energy Services		
Decrease in operating expenses, driven by decreases in bad debt expense and employee benefit costs	$ 3.8	
Increase in realized retail margins	1.6	
Other	1.2	
		6.6
Holding Company and Other		
Decrease in net interest expense, mainly due to lower long-term debt balances	$ 2.8	
Other	0.1	
		2.9
ADJUSTED EARNINGS FOR QUARTER ENDED DECEMBER 31, 2011	**$**	**79.8**

Non-GAAP Adjusted Earnings Variance Drivers - By Segment
Year Ended December 31, 2011
(Millions)

ADJUSTED EARNINGS FOR TWELVE MONTHS ENDED DECEMBER 31, 2010		$	243.8
Variance Driver by Segment	**Variance**		
Natural Gas Utility			
Decrease in employee benefit costs	$ 4.7		
Decrease in depreciation and amortization expense	2.9		
Increase in sales volumes, net of decoupling	2.2		
Net increase in margins due to rate orders	2.2		
Decrease in customer accounts expense	2.2		
Increase in natural gas distribution costs	(6.0)		
Other	(1.5)		
			6.7
Electric Utility			
Decrease in margins due to rate order impacts at Wisconsin Public Service	$ (11.0)		
Miscellaneous tax rate differences	(3.6)		
Decrease in margins from wholesale customers	(3.2)		
Increase in expense related to energy conservation and efficiency programs	(2.2)		
Increase in margins at Upper Peninsula Power Company due to rate increase	3.5		
Decrease in depreciation expense	3.7		
Decrease in employee benefit costs	4.6		
Other	(3.0)		
			(11.2)
Electric Transmission Investment			
Increase in earnings from investment			1.8
Integrys Energy Services			
Net increase in realized retail margins, due to revised pricing strategy and customer mix	$ 6.5		
Miscellaneous tax rate differences	3.8		
Decrease in employee payroll and benefit related expenses, due to reduction in workforce related to strategy change	2.8		
Decrease in depreciation expense	2.7		
Decrease in interest expense, driven by reduced business size	2.6		
Other	(0.1)		
			18.3
Holding Company and Other			
Decrease in net interest expense, mainly due to lower long-term debt balances	$ 7.4		
Other	0.5		
			7.9
ADJUSTED EARNINGS FOR TWELVE MONTHS ENDED DECEMBER 31, 2011		$	267.3

Integrys Energy Group, Inc.

Diluted Earnings Per Share Guidance Information

2012 Diluted EPS Guidance	Potential 2012	
	Low Scenario	**High Scenario**
Regulated natural gas utility segment	$1.33	$ 1.36
Regulated electric utility segment	1.12	1.18
Electric transmission investment segment	0.64	0.66
Integrys Energy Services		
Core	0.43	0.47
Other	-	-
Holding company and other segment	(0.17)	(0.12)
Diluted EPS	**$3.35**	**$ 3.55**
Average Shares of Common Stock – Diluted *(in millions)*	**79.3**	**79.3**

Key Assumptions for 2012:
- Operational improvements
- Availability of generation units
- Normal weather conditions for the year
- Not estimating the impact of derivative and inventory accounting activities for Integrys Energy Services and not projecting any other special items for 2012. Actual diluted EPS – adjusted results will be provided as usual for each quarter in 2012.

Integrys Energy Group, Inc.

Supplemental Quarterly Financial Highlights

(millions, except per share amounts)

	2010 1st Qtr	2010 2nd Qtr	2010 3rd Qtr	2010 4th Qtr	2010 Year Ended	2011 1st Qtr	2011 2nd Qtr	2011 3rd Qtr	2011 4th Qtr	2011 Year Ended
Regulated Natural Gas Utility Segment										
Revenues	$ 926.7	$ 296.9	$ 234.3	$ 599.3	$ 2,057.2	$ 853.4	$ 364.0	$ 239.3	$ 541.3	$ 1,998.0
year-over-year change	*-15.5%*	*-3.9%*	*10.7%*	*-3.4%*	*-8.1%*	*-7.9%*	*22.6%*	*2.1%*	*-9.7%*	*-2.9%*
Purchased natural gas costs	607.4	121.0	89.2	334.4	1,152.0	531.1	180.6	99.6	290.1	1,101.4
Margins	$ 319.3	$ 175.9	$ 145.1	$ 264.9	$ 905.2	$ 322.3	$ 183.4	$ 139.7	$ 251.2	$ 896.6
year-over-year change	*-0.4%*	*5.7%*	*13.8%*	*9.9%*	*5.8%*	*0.9%*	*4.3%*	*-3.7%*	*-5.2%*	*-1.0%*
margins/revenues	*34.5%*	*59.2%*	*61.9%*	*44.2%*	*44.0%*	*37.8%*	*50.4%*	*58.4%*	*46.4%*	*44.9%*
Operating and maintenance expense	140.5	125.7	130.9	145.0	542.1	139.8	130.8	121.1	131.9	523.6
Restructuring expense	-	(0.1)	-	(0.1)	(0.2)	-	-	-	-	-
Depreciation and amortization expense	30.7	32.6	34.9	32.7	130.9	31.2	31.3	31.7	31.9	126.1
Taxes other than income taxes	9.0	8.0	8.3	9.1	34.4	9.4	8.2	8.7	9.3	35.6
Operating income (loss)	139.1	9.7	(29.0)	78.2	198.0	141.9	13.1	(21.8)	78.1	211.3
year-over-year change	*N/M* [(1)]	*70.2%*	*45.0%*	*39.1%*	*N/M* [(1)]	*2.0%*	*35.1%*	*-24.8%*	*-0.1%*	*6.7%*
Net income (loss) attributed to common shareholders	$ 69.7	$ (1.7)	$ (24.4)	$ 40.4	$ 84.0	$ 77.2	$ 1.2	$ (20.0)	$ 44.9	$ 103.3
Total throughput in therms	1,581.8	531.1	451.5	1,169.6	3,734.0	1,693.5	678.6	454.5	1,042.8	3,869.4
year-over-year change	*-6.0%*	*-9.3%*	*17.0%*	*1.5%*	*-1.9%*	*7.1%*	*27.8%*	*0.7%*	*-10.8%*	*3.6%*
Retail throughput in therms										
Residential	736.5	162.9	92.6	504.4	1,496.4	782.4	228.6	95.6	434.9	1,541.5
Commercial and industrial	224.5	48.7	35.9	146.4	455.5	238.4	67.0	37.1	127.0	469.5
Other	19.4	7.6	10.2	16.5	53.7	21.5	12.2	12.0	15.6	61.3
Total retail throughput in therms	980.4	219.2	138.7	667.3	2,005.6	1,042.3	307.8	144.7	577.5	2,072.3
Transport throughput in therms										
Residential	104.8	29.5	16.3	73.8	224.4	114.5	39.5	16.6	66.8	237.4
Commercial and industrial	496.6	282.4	296.5	428.5	1,504.0	536.7	331.3	293.2	398.5	1,559.7
Total transport throughput in therms	601.4	311.9	312.8	502.3	1,728.4	651.2	370.8	309.8	465.3	1,797.1
Regulated Electric Utility Segment										
Revenues	$ 334.9	$ 320.9	$ 374.5	$ 308.6	$ 1,338.9	$ 322.6	$ 315.4	$ 367.5	$ 301.8	$ 1,307.3
year-over-year change	*1.6%*	*2.1%*	*9.4%*	*-2.1%*	*2.9%*	*-3.7%*	*-1.7%*	*-1.9%*	*-2.2%*	*-2.4%*
Fuel and purchased power costs	140.4	136.6	154.4	132.5	563.9	137.8	133.6	157.5	117.4	546.3
Margins	$ 194.5	$ 184.3	$ 220.1	$ 176.1	$ 775.0	$ 184.8	$ 181.8	$ 210.0	$ 184.4	$ 761.0
year-over-year change	*6.7%*	*5.9%*	*12.8%*	*6.3%*	*8.1%*	*-5.0%*	*-1.4%*	*-4.6%*	*4.7%*	*-1.8%*
margins/revenues	*58.1%*	*57.4%*	*58.8%*	*57.1%*	*57.9%*	*57.3%*	*57.6%*	*57.1%*	*61.1%*	*58.2%*
Operating and maintenance expense	102.5	97.9	105.2	111.6	417.2	101.0	106.5	102.7	111.3	421.5
Restructuring expense	-	(0.1)	(0.2)	-	(0.3)	0.2	-	-	-	0.2
Depreciation and amortization expense	24.4	24.6	22.8	22.9	94.7	22.1	22.0	22.0	22.4	88.5
Taxes other than income taxes	12.2	10.8	11.3	11.3	45.6	12.3	12.0	11.9	11.4	47.6
Operating income	55.4	51.1	81.0	30.3	217.8	49.2	41.3	73.4	39.3	203.2
year-over-year change	*7.4%*	*13.8%*	*17.4%*	*114.9%*	*21.3%*	*-11.2%*	*-19.2%*	*-9.4%*	*29.7%*	*-6.7%*
Net income attributed to common shareholders	$ 26.1	$ 26.2	$ 45.5	$ 12.0	$ 109.8	$ 25.1	$ 18.2	$ 39.5	$ 17.7	$ 100.5
Sales in kilowatt-hours	4,042.7	4,059.2	4,495.3	3,990.5	16,587.7	3,940.7	3,922.4	4,424.1	3,664.5	15,951.7
year-over-year change	*1.3%*	*5.2%*	*4.8%*	*-4.6%*	*1.7%*	*-2.5%*	*-3.4%*	*-1.6%*	*-8.2%*	*-3.8%*
Residential	792.8	684.1	882.0	755.4	3,114.3	814.3	685.2	882.4	753.7	3,135.6
Commercial and industrial	2,027.0	2,119.0	2,212.7	2,080.9	8,439.6	2,053.2	2,093.4	2,275.9	2,098.4	8,520.9
Wholesale	1,211.7	1,248.1	1,392.1	1,142.8	4,994.7	1,062.2	1,136.0	1,257.4	801.2	4,256.8
Other	11.2	8.0	8.5	11.4	39.1	11.0	7.8	8.4	11.2	38.4
Electric Transmission Investment Segment										
American Transmission Company (ATC)										
Equity contributions to ATC	$ 5.1	$ -	$ -	$ 1.7	$ 6.8	$ 3.4	$ 2.5	$ 2.6	$ -	$ 8.5
After-tax equity earnings recognized from ATC	11.6	11.5	11.5	11.6	46.2	11.4	12.0	12.2	12.2	47.8

Notes:

[(1)] Not meaningful

Integrys Energy Group, Inc.
Supplemental Quarterly Financial Highlights
(millions, except Integrys Energy Services' natural gas sales volumes)

		2010					2011				
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended		1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended
Nonregulated Segment - Integrys Energy Services											
Nonregulated revenues	$ 644.6 $	401.2 $	396.3 $	381.6 $	1,823.7	$	455.5 $	336.3 $	337.4 $	266.7	1,395.9
year-over-year change	-63.9%	-50.6%	-47.2%	-40.9%	-54.3%		-29.3%	-16.2%	-14.9%	-30.1%	-23.5%
Nonregulated cost of fuel, natural gas, and purchased power	638.2	314.3	336.7	325.1	1,614.3		402.5	289.7	291.1	289.4	1,272.7
Margins	$ 6.4 $	86.9 $	59.6 $	56.5 $	209.4	$	53.0 $	46.6 $	46.3 $	(22.7) $	123.2
year-over-year change	-60.7%	-16.8%	-34.4%	-34.5%	-29.7%		728.1%	-46.4%	-22.3%	N/M[1]	-41.2%
Margin Detail:											
- Electric and other margin	(16.7)	75.7	32.8	55.9	147.7		37.3	37.9	44.4	(20.9)	98.7
- Natural gas margin	23.1	11.2	26.8	0.6	61.7		15.7	8.7	1.9	(1.8)	24.5
Margins	6.4	86.9	59.6	56.5	209.4		53.0	46.6	46.3	(22.7)	123.2
Retail Electric Realized Unit Margins	$ 5.52 $	7.49 $	6.14 $	8.49 $	6.87	$	6.88 $	8.01 $	7.79 $	9.08 $	7.93
Retail Natural Gas Realized Unit Margins	$ 0.58 $	0.16 $	0.15 $	0.37 $	0.38	$	0.48 $	0.29 $	0.23 $	0.42 $	0.39
Operating and maintenance expense	30.8	28.0	26.5	32.3	117.6		31.1	29.4	24.2	24.1	108.8
Restructuring expense	2.5	6.7	(0.1)	(0.8)	8.3		1.0	0.8	-	-	1.8
Other impairment losses	-	-	43.2	-	43.2		-	-	-	4.6	4.6
Net (gain) loss on Integrys Energy Services dispositions related to strategy change	39.8	(25.0)	(0.2)	(0.5)	14.1		(0.1)	(0.1)	-	(0.1)	(0.3)
Depreciation and amortization expense	4.6	4.4	4.8	3.4	17.2		3.3	3.2	3.1	3.1	12.7
Taxes other than income taxes	3.2	0.6	1.3	(0.1)	5.0		1.8	2.1	1.1	2.0	7.0
Operating income (loss)	(74.5)	72.2	(15.9)	22.2	4.0		15.9	11.2	17.9	(56.4)	(11.4)
year-over-year change	80.0%	226.7%	N/M[1]	N/M[1]	-84.7%		N/M[1]	-84.5%	N/M[1]	N/M[1]	N/M[1]
Discontinued operations, net of tax	0.1	-	-	0.1	0.2		0.1	-	-	-	0.1
Net income (loss) attributed to common shareholders	$ (48.3) $	45.8 $	(7.5) $	13.3 $	3.3	$	10.8 $	6.0 $	10.9 $	(33.8)	(6.1)
Physical Volumes (includes only transactions settled physically)											
- Retail electric sales volumes in kilowatt-hours [2]	3,153.3	3,189.8	3,373.5	2,931.3	12,647.9		2,952.5	2,997.0	3,504.6	2,962.4	12,416.5
- Wholesale electric sales volumes in kilowatt-hours [3]	477.1	344.2	298.4	200.2	1,319.9		72.6	57.8	107.8	81.9	320.1
- Retail natural gas sales volumes in billion cubic feet [2]	50.4	23.8	21.6	37.5	133.3		48.5	23.9	18.3	34.8	125.5
- Wholesale natural gas sales volumes in billion cubic feet	21.9	3.8	1.5	0.3	27.5		-	-	-	-	-
Nonregulated Segment - Holding Company and Other											
Net loss attributed to common shareholders	$ (9.4) $	(2.7) $	(4.7) $	(5.6) $	(22.4)	$	(1.8) $	(8.3) $	(5.7) $	(2.3)	(18.1)

Notes:

[1] Not meaningful

[2] The 2010 amounts include physically settled volumes in markets that Integrys Energy Services is no longer pursuing.

[3] The 2011 amounts primarily relate to electric generation assets.

Integrys Energy Group, Inc.

Supplemental Quarterly Financial Highlights

(millions, except heating and cooling degree days information and Integrys Energy Services' sales volumes)

	2010 1st Qtr	2010 2nd Qtr	2010 3rd Qtr	2010 4th Qtr	2010 Year Ended	2011 1st Qtr	2011 2nd Qtr	2011 3rd Qtr	2011 4th Qtr	2011 Year Ended
Other information:										
Heating and Cooling Degree Days - WPS										
Heating Degree Days - Actual	3,444	744	227	2,665	7,080	3,892	1,084	246	2,302	7,524
period-over-period change	*-13.3%*	*-30.1%*	*0.9%*	*-1.3%*	*-11.1%*	*13.0%*	*45.7%*	*8.4%*	*-13.6%*	*6.3%*
compared with normal	*-5.7%*	*-24.9%*	*2.3%*	*0.5%*	*-5.8%*	*6.3%*	*10.8%*	*10.8%*	*-13.3%*	*0.1%*
Heating Degree Days - Normal	3,653	991	222	2,653	7,519	3,660	978	222	2,654	7,514
Cooling Degree Days - Actual	-	138	478	-	616	-	102	494	7	603
period-over-period change	*N/M [1]*	*24.3%*	*193.3%*	*-*	*124.8%*	*N/M [1]*	*-26.1%*	*3.3%*	*N/M [1]*	*-2.1%*
compared with normal	*N/M [1]*	*0.7%*	*45.3%*	*-100.0%*	*30.8%*	*N/M [1]*	*-26.1%*	*46.6%*	*40.0%*	*25.6%*
Cooling Degree Days - Normal	-	137	329	5	471	-	138	337	5	480
Heating and Cooling Degree Days - UPPCO										
Heating Degree Days - Actual	3,592	1,110	430	2,870	8,002	4,108	1,487	346	2,735	8,676
period-over-period change	*-15.5%*	*-28.0%*	*-6.1%*	*-6.5%*	*-14.1%*	*14.4%*	*34.0%*	*-19.5%*	*-4.7%*	*8.4%*
compared with normal	*-9.6%*	*-21.1%*	*4.4%*	*-1.4%*	*-8.0%*	*3.3%*	*6.8%*	*-16.6%*	*-6.1%*	*-0.2%*
Heating Degree Days - Normal	3,974	1,406	412	2,910	8,702	3,977	1,392	415	2,913	8,697
Cooling Degree Days - Actual	-	57	244	-	301	-	31	270	4	305
period-over-period change	*N/M [1]*	*46.2%*	*306.7%*	*-*	*204.0%*	*N/M [1]*	*-45.6%*	*10.7%*	*N/M [1]*	*1.3%*
compared with normal	*N/M [1]*	*16.3%*	*56.4%*	*-100.0%*	*46.1%*	*N/M [1]*	*-40.4%*	*66.7%*	*300.0%*	*41.9%*
Cooling Degree Days - Normal	-	49	156	1	206	-	52	162	1	215
Heating Degree Days - MGU										
Heating Degree Days - Actual	3,039	513	120	2,238	5,910	3,316	791	161	1,916	6,184
period-over-period change	*-7.4%*	*-34.6%*	*-17.2%*	*0.2%*	*-8.3%*	*9.1%*	*54.2%*	*34.2%*	*-14.4%*	*4.6%*
compared with normal	*-3.9%*	*-35.8%*	*-15.5%*	*-0.4%*	*-6.9%*	*5.2%*	*0.0%*	*12.6%*	*-14.4%*	*-2.2%*
Heating Degree Days - Normal	3,162	799	142	2,246	6,349	3,151	791	143	2,238	6,323
Heating Degree Days - MERC										
Heating Degree Days - Actual (northern service territory)	4,185	1,047	455	3,302	8,989	4,660	1,308	394	2,948	9,310
period-over-period change	*-12.3%*	*-28.7%*	*14.6%*	*-2.8%*	*-10.4%*	*11.4%*	*24.9%*	*-13.4%*	*-10.7%*	*3.6%*
compared with normal	*-5.5%*	*-17.8%*	*8.3%*	*-2.7%*	*-5.5%*	*5.1%*	*3.6%*	*-7.7%*	*-12.8%*	*-2.0%*
Heating Degree Days - Normal (northern service territory)	4,427	1,273	420	3,393	9,513	4,433	1,262	427	3,382	9,504
Heating Degree Days - Actual (southern service territory)	3,681	586	183	2,739	7,189	3,920	869	204	2,306	7,299
period-over-period change	*-9.0%*	*-33.2%*	*30.7%*	*-8.0%*	*-10.6%*	*6.5%*	*48.3%*	*11.5%*	*-15.8%*	*1.5%*
compared with normal	*0.4%*	*-31.8%*	*-12.0%*	*-0.6%*	*-4.0%*	*6.1%*	*3.5%*	*-1.0%*	*-16.1%*	*-2.5%*
Heating Degree Days - Normal (southern service territory)	3,666	859	208	2,755	7,488	3,694	840	206	2,747	7,487
Heating Degree Days - PGL and NSG										
Heating Degree Days - Actual	3,124	527	71	2,288	6,010	3,340	853	153	1,838	6,184
period-over-period change	*-5.8%*	*-31.2%*	*-13.4%*	*1.1%*	*-6.5%*	*6.9%*	*61.9%*	*115.5%*	*-19.7%*	*2.9%*
compared with normal	*2.3%*	*-27.5%*	*-11.3%*	*5.4%*	*-0.3%*	*7.8%*	*21.3%*	*82.1%*	*-16.7%*	*1.5%*
Heating Degree Days - Normal	3,053	727	80	2,170	6,030	3,099	703	84	2,207	6,093
Capital Expenditures										
Regulated utility expenditures	46.7	48.6	56.8	68.7	220.8	47.3	58.0	80.4	97.7	283.4
Integrys Energy Services	7.6	2.4	4.6	0.6	15.2	1.2	3.3	7.0	6.5	18.0
Other	8.9	8.6	2.9	2.4	22.8	2.7	2.0	2.5	2.8	10.0
Total Capital Expenditures	$ 63.2	$ 59.6	$ 64.3	$ 71.7	$ 258.8	$ 51.2	$ 63.3	$ 89.9	$ 107.0	$ 311.4

Nonregulated Segment - Integrys Energy Services	**Forward Contracted Volumes at 12/31/10**			**Forward Contracted Volumes at 12/31/11**		
	1/01/11 - 12/31/11	**1/01/12 - 12/31/12**	**Post 12/31/12**	**1/01/12 - 12/31/12**	**1/01/13 - 12/31/13**	**Post 12/31/13**
Retail natural gas sales volumes - billion cubic feet	78.2	20.3	4.0	82.0	17.1	4.4
Retail electric sales volumes - million kilowatt-hours	9,609	4,131	1,854	9,965	4,431	1,612

These tables represent physical sales contracts for natural gas and electric power for delivery or settlement in future periods related to retail natural gas and retail electric businesses that Integrys Energy Services plans on retaining in conjunction with its revised strategy.

Nonregulated Segment - Integrys Energy Services	**Wholesale Counterparty Credit Exposure at 12/31/10**				**Wholesale Counterparty Credit Exposure at 12/31/11**			
	Exposure				Exposure			
Counterparty Rating	Total	< 1 Year	1 - 3 Years	> 3 Years	Total	< 1 Year	1 - 3 Years	> 3 Years
Investment grade - regulated utilities	$ 13.9	$ 8.2	$ 5.7	$ -	$ 8.9	$ 7.0	$ 1.9	$ -
Investment grade - other	16.5	15.9	0.5	0.1	1.6	1.0	0.6	-
Non-investment grade - regulated utilities	-	-	-	-	-	-	-	-
Non-investment grade - other	6.4	5.0	1.4	-	2.4	2.4	-	-
Non-rated - regulated utilities	4.1	3.5	0.6	-	1.1	1.0	0.1	-
Non-rated - other	1.4	1.4	-	-	0.1	0.1	-	-
Total Exposure	$ 42.3	$ 34.0	$ 8.2	$ 0.1	$ 14.1	$ 11.5	$ 2.6	$ -

The investment and non-investment grade categories are determined by publicly available credit ratings of the counterparty or the rating of any guarantor, whichever is higher. Investment grade counterparties are those with a senior unsecured Moody's rating of Baa3 or above or a Standard & Poor's rating of BBB- or above. Exposure before collateral considers netting of accounts receivable and accounts payable where netting agreements are in place as well as net mark to market exposure. Credit collateral includes cash and letters of credit from the counterparties. Net exposure does not include those counterparties to which Integrys Energy Services Inc. has exposure.

Notes:

[1] Not meaningful